Atlas Copco

RECEIVED

2005 DEC 12 A 11:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Fin[redacted]
Mail Stop 3-2

05013179

Stockholm, Sweden, December 7, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco finalizes the sale of its stationary generator business.

Atlas Copco AB
Group Communications

PROCESSED
DEC 12 2005
THOMSON FINANCIAL

Katarina Dahn

Sent by DHL 477 9948 434

Press Release from the Atlas Copco Group

For further information please contact:
Joanna Canton, Media Relations Manager, Group Communications
+44 (0)7971 650115

Atlas Copco finalizes the sale of its stationary generator business

Stockholm, Sweden, December 7, 2005: Atlas Copco has finalized the sale of assets related to its stationary generator business to the Italian company Pramac Lifter S.p.A.

The divestment includes the right to produce and distribute stationary generators under the brand Masons Power Generation. Pramac will also during a time limited transition period hold the right to sell the stationary generators under the Atlas Copco brand, with some geographical exceptions. 28 jobs were affected by the divestment.

Atlas Copco will keep and continue to develop its portable generator business, which fits naturally with the portable compressors. This business is a part of the Portable Air division within the Compressor Technique business area.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Portable Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of portable oil-injected and oil-free air compressors, and portable and stationary gensets for prime or standby power to the construction and general industry. The division's products and services are offered under several brands. The division also serves customers in selected geographic markets and industry segments with temporary air and power rental solutions. More information is available on www.atlascopco.com.